Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Third Fiscal Quarter Ended November 30, 2016

-Quarterly Net Revenues up by 83.3% Year-Over-Year

-Quarterly Income from Operations Increased by 129.8% Year-Over-Year

-Quarterly Non-GAAP Income from Operations Increased by 93.1% Year-Over-Year

-Quarterly Total Student Enrollments up by 74.6% Year-Over-Year

-Company Changed NYSE Ticker Symbol to ‘TAL’ From December 1, 2016

(Beijing–January 19, 2017)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the third quarter of fiscal year 2017 ended November 30, 2016.

Highlights for the Third Quarter of Fiscal Year 2017

-	Net revenues increased by 83.3% year-over-year to US$260.6 million from US$142.2 million in the same period of the prior year.
-	Income from operations increased by 129.8% to US$22.1 million from US$9.6 million in the same period of the prior year. Non-GAAP income from operations increased by 93.1% to US$31.1 million from US$16.1 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.17 and US$0.16, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.28 and US$0.26, respectively. Each ADS represents two Class A common shares.
-	Cash, cash equivalents and term deposits totaled US$616.5 million as of November 30, 2016, compared to US$451.3 million as of February 29, 2016.
-	Total student enrollments increased by 74.6% year-over-year to approximately 834,420 from approximately 477,960 in the same period of the prior year.

Highlights for the Nine Months Ended November 30, 2016

-	Net revenues increased by 63.4% year-over-year to US$726.8 million from US$444.9 million in the same period of the prior year.
-	Income from operations increased by 33.3% to US$91.2 million from US$68.4 million in the same period of fiscal year 2016. Non-GAAP income from operations increased by 36.5% to US$116.9 million from US$85.7 million in the same period of the prior year.
-	Net income attributable to TAL decreased by 10.2% year-over-year to US$82.6 million from US$92.0 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 0.9% year-over-year to US$108.3 million from US$109.3 million in the same period of the prior year.
-	Basic and diluted net income per ADS were US$1.02 and US$0.94, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$1.34 and US$1.21, respectively.
-	Total student enrollments during the first nine months of fiscal year 2017 increased by 70.8% year-over-year to approximately 2,598,120 from approximately 1,521,510 in the same period of the prior year.
-	Total physical network increased from 363 learning centers in 25 cities as of February 29, 2016, to 474 learning centers in 27 cities as of November 30, 2016, including 52 learning centers in 5 cities from Firstleap Education (“Firstleap”).

Financial and Operating Data——Third Quarter of Fiscal Year 2017

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	November 30,
	2015	2016	Pct. Change
Net revenues	142,183	260,553	83.3%
Operating income	9,604	22,070	129.8%
Non-GAAP operating income	16,114	31,125	93.1%
Net income attributable to TAL	9,585	13,625	42.2%
Non-GAAP net income attributable to TAL	16,095	22,681	40.9%
Net income per ADS attributable to TAL – basic	0.12	0.17	39.7%
Net income per ADS attributable to TAL – diluted	0.12	0.16	36.3%
Non-GAAP net income per ADS attributable to TAL – basic	0.20	0.28	38.5%
Non-GAAP net income per ADS attributable to TAL – diluted	0.19	0.26	32.8%
Total student enrollments in small class, one-on-one, and online courses	477,960	834,420	74.6%

	Nine Months Ended
	November 30,
	2015	2016	Pct. Change
Net revenues	444,900	726,769	63.4%
Operating income	68,405	91,164	33.3%
Non-GAAP operating income	85,657	116,895	36.5%
Net income attributable to TAL	92,019	82,602	-10.2%
Non-GAAP net income attributable to TAL	109,271	108,332	-0.9%
Net income per ADS attributable to TAL – basic	1.15	1.02	-11.5%
Net income per ADS attributable to TAL – diluted	1.07	0.94	-12.5%
Non-GAAP net income per ADS attributable to TAL – basic	1.37	1.34	-2.3%
Non-GAAP net income per ADS attributable to TAL – diluted	1.26	1.21	-4.0%
Total student enrollments in small class, one-on-one, and online courses	1,521,510	2,598,120	70.8%

The revenue growth in the third quarter was partly driven by strong contribution of the newly acquired businesses including Firstleap and Shunshun, and partly by the robust enrollment growth from the new capacities we added in fiscal year 2017. As planned, we entered two new cities, Changchun and Guiyang, widening our geographic footprint to 27 cities across China. We will maintain this healthy speed of network expansion and continue laying a strong foundation for our long-term growth,” said Mr. Rong Luo, TAL’s Chief Financial Officer.

Mr. Luo continued, “At the same time, we will maintain our strategy of investing in new technology. Keeping our vision in mind that science and technology advance education, we can solidify our early-mover advantage on the crossroads where the technology meets education. ”

Financial Results for the Third Quarter of Fiscal Year 2017

Net Revenues

In the third quarter of fiscal year 2017, TAL reported net revenues of US$260.6 million, representing an 83.3% increase from US$142.2 million in the third quarter of fiscal year 2016. The increase was mainly driven by an increase in total student enrollments, which increased by 74.6% to approximately 834,420 from approximately 477,960 in the same period of the prior year. The increase in total student enrollments was driven primarily by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the third quarter of fiscal year 2017, operating costs and expenses were US$238.8 million, a 79.3% increase from US$133.2 million in the third quarter of fiscal year 2016. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$229.8 million, an 81.3 % increase from US$126.7 million in the third quarter of fiscal year 2016.

Cost of revenues increased by 79.6% to US$131.9 million, from US$73.4 million in the third quarter of fiscal year 2016. The increase in cost of revenues was mainly due to i) an increase in teacher compensation and rental costs; and ii) new business acquisition of Firstleap and Beijing Shunshun Bida Information Consulting Co., Ltd. ("Shunshun Bida"). Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 79.5% to US$131.8 million from US$73.4 million in the third quarter of fiscal year 2016.

Selling and marketing expenses increased by 104.5% to US$35.2 million from US$17.2 million in the third quarter of fiscal year 2016. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 107.2% to US$34.4 million from US$16.6 million in the third quarter of fiscal year 2016. The increase of selling and marketing expenses in the third quarter of fiscal year 2017 was primarily a result of a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the year-ago period, as well as more marketing promotion activities both in brand enhancement and consumer experience.

General and administrative expenses increased by 68.5% to US$71.7 million from US$42.6 million in the third quarter of fiscal year 2016. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the year-ago period and a rise in compensation to our general and administrative personnel, in particular such personnel supporting our online education initiatives among other new programs and service offerings, as well as an increase in rental cost. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 73.2% to US$63.5 million from US$36.7 million in the third quarter of fiscal year 2016.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 39.1% to US$9.1 million in the third quarter of fiscal year 2017 from US$6.5 million in the same period of fiscal year 2016.The increase was mainly due to new grants of non-vested shares and options to directors and employees by the Company in fiscal year 2017.

Gross Profit

Gross profit increased by 87.2% to US$128.7 million from US$68.7 million in the third quarter of fiscal year 2016.

Income from Operations

Income from operations increased by 129.8% to US$22.1 million from US$9.6 million in the third quarter of fiscal year 2016. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 93.1% to US$31.1 million from US$16.1 million in the third quarter of fiscal year 2016.

Other (Expense) / Income

Other expense was US$0.7 million for the third quarter of fiscal year 2017, compared to other expense of US$0.4 million in the third quarter of fiscal year 2016.

Income Tax Expense

Income tax expense was US$3.1 million in the third quarter of fiscal year 2017, compared to US$2.6 million in the third quarter of fiscal year 2016. The increase was mainly due to an increase in income before tax and estimated annual effective income tax rate.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 42.2% to US$13.6 million from US$9.6 million in the third quarter of fiscal year 2016. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 40.9% to US$22.7 million from US$16.1 million in the third quarter of fiscal year 2016.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.17 and US$0.16, respectively in the third quarter of fiscal year 2017. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.28 and US$0.26, respectively.

Capital Expenditures

Capital expenditures for the third quarter of fiscal year 2017 were US$17.1 million, representing an increase of US$10.7 million from US$6.4 million in the third quarter of fiscal year 2016. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Cash, Cash Equivalents, Term Deposits and Short-Term Investments

As of November 30, 2016, the Company had US$582.3 million of cash and cash equivalents, US$34.2 million of term deposits and US$59.9 million of short-term investments, compared to US$434.0 million of cash and cash equivalents, US$17.3 million of term deposits and US$ 27.5 million of short-term investments as of February 29, 2016.

Deferred Revenue

As of November 30, 2016, the Company’s deferred revenue balance was US$679.9 million, compared to US$351.7 million as of November 30, 2015, representing an increase of 93.3%, which primarily consisted of the tuition revenue collected in advance for the spring semester and winter holiday of Xueersi Peiyou small classes and the deferred revenue acquired during the business acquisitions.

Financial Results for the First Nine Months of Fiscal Year 2017

Net Revenues

For the first nine months of fiscal year 2017, TAL reported net revenues of US$726.8 million, representing a 63.4% increase from US$444.9 million in the first nine months of fiscal year 2016. The increase was mainly driven by an increase in total student enrollments, which increased by 70.8% to approximately 2,598,120 from approximately 1,521,510 in the same period of the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the first nine months of fiscal year 2017, operating costs and expenses were US$638.7 million, a 68.2% increase from US$379.8 million in the first nine months of fiscal year 2016. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$613.0 million, a 69.1% increase from US$362.5 million in the first nine months of fiscal year 2016.

Cost of revenues increased by 69.5% to US$364.2 million from US$214.9 million in the first nine months of fiscal year 2016. The increase in cost of revenues was mainly due to i) an increase in teacher compensation and rental costs; and ii) cost of sales attributable to the newly acquired business. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 69.5% to US$364.2 million from US$214.8 million in the first nine months of fiscal year 2016.

Selling and marketing expenses increased by 71.6% to US$88.0 million from US$51.3 million in the first nine months of fiscal year 2016. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 72.6% to US$85.6 million from US$49.6 million in the first nine months of fiscal year 2016. The increase of selling and marketing expenses in the first nine months of fiscal year 2017 was primarily a result of an increase in the compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 64.1% to US$186.5 million from US$113.6 million in the first nine months of fiscal year 2016. The increase in general and administrative expenses was mainly due to an increase in the number of our general and administrative personnel compared to the year-ago period and an increase in compensation to our general and administrative personnel, in particular such personnel supporting our online education initiatives among other new programs and service offerings, as well as an increase in consulting fees related to investment activities. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 66.4% to US$163.2 million from US$98.1 million in the first nine months of fiscal year 2016.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 49.1% to US$25.7 million in the first nine months of fiscal year 2017 from US$17.3 million in the same period of fiscal year 2016.The increase was mainly due to new grants of non-vested shares and options to directors and employees by the Company in fiscal year 2017.

Gross Profit

Gross profit increased by 57.6% to US$362.5 million from US$230.0 million in the first nine months of fiscal year 2016.

Income from Operations

Income from operations increased by 33.3% to US$91.2 million from US$68.4 million in the first nine months of fiscal year 2016. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 36.5% to US$116.9 million from US$85.7 million in the first nine months of fiscal year 2016.

Other (Expense) / Income

Other income was US$23.1 million for the first nine months of fiscal year 2017, compared to other expense of US$3.0 million in the first nine months of fiscal year 2016. Other income in the first nine months of fiscal year 2017 was mainly due to a gain from remeasuring the fair value of the previously held equity interests in an acquiree at its acquisition date fair value during a business combination achieved in stages.

Impairment loss on long-term investments

Impairment loss on long-term investments was $6.0 million, mainly due to the other-than-temporary declines in the value of long-term investments in several investees.

Gain from disposal of components

Gain from disposal of a component was nil for the first nine months of fiscal year 2017, compared to a gain of US$50.4 million in the second quarter of fiscal year 2016, which was mainly derived from a transaction in which the Company transferred its one-on-one business component in Guangzhou in exchange for noncontrolling equity interest in a third party.

Income Tax Expense

Income tax expense was US$25.1 million in the first nine months of fiscal year 2017, compared to US$25.3 million in the first nine months of fiscal year 2016.

Net Income Attributable to TAL Education Group

Net income attributable to TAL decreased by 10.2% to US$82.6 million from US$92.0 million in the first nine months of fiscal year 2016. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 0.9% to US$108.3 million from US$109.3 million in the first nine months of fiscal year 2016.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$1.02 and US$0.94, respectively, in the first nine months of fiscal year 2017. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$1.34 and US$1.21, respectively.

Business Outlook

Based on the Company’s current estimates, total net revenues for the fourth quarter of fiscal year 2017 are expected to grow 73% to 75% on a year-over-year basis, in RMB terms. Taking into consideration the recent significant change in RMB exchange rate against the US dollar, the Company expects total net revenues for the fourth quarter of fiscal year 2017 to be between US$285.3 million and US$288.8 million, representing an increase of 63% to 65% on a year-over-year basis, assuming no material change in exchange rates.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third fiscal quarter of fiscal year 2017 ended November 30, 2016 at 8:00a.m. U.S. Eastern Time on January 19, 2017 (9:00p.m. Beijing time on January 19, 2017).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- Mainland China toll free:	400-620-8038
- International toll:	+65-6713-5090
Conference ID:	42442496

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 7:59a.m. U.S. Eastern time, January 27, 2017 (8:59p.m. Beijing time, January 27, 2017).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- Mainland China toll free:	400-602-2065
- International toll:	+61-2-8199-0299
Conference ID:	42442496

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2017 and the fiscal year ending February 28, 2017, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 474 physical learning centers as of November 30, 2016, located in 27 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi, Fuzhou, Hefei, Changchun and Guiyang. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL.” We changed the symbol from “XRS” to “TAL” effective December 1, 2016.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +86 10 52926658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 29, 2016	As of November 30, 2016
ASSETS

Current assets
Cash and cash equivalents	$434,042,036	$582,286,134
Term deposits	17,292,636	34,240,307
Restricted cash-current	1,083,787	1,917,883
Short-term investments	27,470,431	59,943,054
Inventory	600,441	1,653,749
Amounts due from related parties-current	2,594,430	5,625,453
Deferred tax assets-current	738,406	1,199,233
Income tax receivable	-	456,338
Prepaid expenses and other current assets	32,037,407	76,548,309
Total current assets	515,859,574	763,870,460
Restricted cash-non-current	3,881,858	5,409,287
Property and equipment, net	114,629,683	140,326,620
Deferred tax assets-non-current	6,654,778	13,860,719
Rental deposit	17,114,552	27,512,519
Intangible assets, net	15,194,421	39,457,621
Goodwill	87,022,517	260,146,536
Amounts due from related party-non-current	1,342,999	701,685
Long-term investments	274,356,960	330,966,603
Long-term prepayments and other non-current assets	25,321,691	175,741,907
Total assets	$1,061,379,033	$1,757,993,957

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 9,371,013 and 17,232,379 as of February 29, 2016, and November 30, 2016, respectively)	$10,404,047	$19,670,213
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 260,137,064 and 635,097,350 as of February 29, 2016, and November 30, 2016, respectively)	280,934,750	670,009,028
Amounts due to related parties(including amount due to related parties of the consolidated VIEs without recourse to TAL Education Group of 4,277,896 and 2,089,198 as of February 29, 2016, and November 30, 2016, respectively)	4,277,896	24,775,943
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 51,183,663 and 82,687,350 as of February 29, 2016, and November 30, 2016, respectively)	70,267,551	103,582,636
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 15,525,069 and 14,627,880 as of February 29, 2016, and November 30, 2016, respectively)	17,187,453	19,591,507
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of 57,230 and 71,927 as of February 29, 2016, and November 30, 2016, respectively)	91,730	170,812
Total current liabilities	383,163,427	837,800,139
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 8,346,457 and 9,868,586 as of February 29, 2016, and November 30, 2016, respectively)	8,346,457	9,868,586
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 1,164,389 and 11,640,761 as of February 29, 2016, and November 30, 2016, respectively)	1,304,361	11,718,403
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2016, and November 30, 2016, respectively)	227,827,301	229,195,172
Long-term debt (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2016, and November 30, 2016, respectively)	-	30,000,000
Total liabilities	620,641,546	1,118,582,300

TAL Education Group Shareholders’ Equity

Class A common shares	90,310	91,498
Class B common shares	71,456	71,456
Additional paid-in capital	108,404,873	143,715,665
Statutory reserve	22,981,900	22,981,900
Retained earnings	306,381,011	382,777,137
Accumulated other comprehensive (loss)/income	(949,647)	52,477,050
Total TAL Education Group’s equity	436,979,903	602,114,706
Noncontrolling interest	3,757,584	37,296,951
Total equity	440,737,487	639,411,657
Total liabilities and equity	$1,061,379,033	$1,757,993,957

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2015	2016	2015	2016
Net revenues	$142,183,159	$260,552,500	$444,900,103	$726,768,875
Cost of revenues (note 1)	73,434,709	131,868,712	214,860,370	364,234,954
Gross profit	68,748,450	128,683,788	230,039,733	362,533,921
Operating expenses (note 1)
Selling and marketing	17,229,350	35,236,057	51,271,631	87,979,800
General and administrative	42,555,604	71,715,676	113,628,108	186,488,899
Total operating expenses	59,784,954	106,951,733	164,899,739	274,468,699
Government subsidies	640,048	337,487	3,264,634	3,099,094
Income from operations	9,603,544	22,069,542	68,404,628	91,164,316
Interest income	3,809,519	3,884,150	13,548,878	11,721,610
Interest expense	(1,880,618)	(3,791,536)	(5,612,593)	(8,346,747)
Other (expenses)/income	(355,377)	(661,721)	(3,005,870)	23,125,398
Impairment loss on long-term investments	-	(3,769,650)	(7,503,944)	(5,981,292)
Gain on fair value change of long-term investments	681,000	-	1,131,000	-
Gain from disposal of components	377,126	-	50,377,126	-
Gain from disposal of investments	-	-	235,797	-
Income before provision for income tax and loss from equity method investments	12,235,194	17,730,785	117,575,022	111,683,285
Provision for income tax	(2,620,266)	(3,053,243)	(25,253,148)	(25,128,529)
Loss from equity method investments	(47,910)	(2,351,086)	(320,931)	(6,191,219)
Net income	9,567,018	12,326,456	92,000,943	80,363,537
Add: Net loss attributable to noncontrolling interest	17,592	1,299,005	18,345	2,238,337
Total net income attributable to TAL Education Group	$9,584,610	$13,625,461	$92,019,288	$82,601,874
Net income per common share
Basic	$0.06	$0.08	$0.58	$0.51
Diluted	0.06	0.08	0.54	0.47
Net income per ADS (note 2)
Basic	$0.12	$0.17	$1.15	$1.02
Diluted	0.12	0.16	1.07	0.94
Weighted average shares used in calculating net income per common share
Basic	160,022,437	162,852,524	159,915,849	162,256,681
Diluted	165,270,632	172,359,338	182,357,981	188,466,059

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Nine Months
	Ended November 30,		Ended November 30,
	2015	2016	2015	2016
Cost of revenues	$11,007	$44,655	$33,265	$67,993
Selling and marketing	615,834	812,288	1,660,589	2,350,914
General and administrative	5,883,976	8,198,227	15,558,332	23,311,326
Total	$6,510,817	$9,055,170	$17,252,186	$25,730,233

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Comprehensive Income

(In U.S. dollars)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2015	2016	2015	2016

Net income	$9,567,018	$12,326,456	$92,000,943	$80,363,537
Other comprehensive (loss)/income, net of tax	(714,326)	(12,385,172)	(526,774)	51,962,294
Comprehensive income	8,852,692	(58,716)	91,474,169	132,325,831
Add: Comprehensive loss attributable to noncontrolling interest	18,038	2,697,983	23,216	3,702,739
Comprehensive income attributable to TAL Education Group	$8,870,730	$2,639,267	$91,497,385	$136,028,570

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2015	2016	2015	2016

Cost of revenues	$73,434,709	$131,868,712	$214,860,370	$364,234,954
Share-based compensation expense in cost of revenues	11,007	44,655	33,265	67,993
Non-GAAP cost of revenues	73,423,702	131,824,057	214,827,105	364,166,961

Selling and marketing expenses	17,229,350	35,236,057	51,271,631	87,979,800
Share-based compensation expense in selling and marketing expenses	615,834	812,288	1,660,589	2,350,914
Non-GAAP selling and marketing expenses	16,613,516	34,423,769	49,611,042	85,628,886

General and administrative expenses	42,555,604	71,715,676	113,628,108	186,488,899
Share-based compensation expense in general and administrative expenses	5,883,976	8,198,227	15,558,332	23,311,326
Non-GAAP general and administrative expenses	36,671,628	63,517,449	98,069,776	163,177,573

Operating costs and expenses	133,219,663	238,820,445	379,760,109	638,703,653
Share-based compensation expense in operating costs and expenses	6,510,817	9,055,170	17,252,186	25,730,233
Non-GAAP operating costs and expenses	126,708,846	229,765,275	362,507,923	612,973,420

Income from operations	9,603,544	22,069,542	68,404,628	91,164,316
Share based compensation expenses	6,510,817	9,055,170	17,252,186	25,730,233
Non-GAAP income from operations	16,114,361	31,124,712	85,656,814	116,894,549

Net income attributable to TAL Education Group	9,584,610	13,625,461	92,019,288	82,601,874
Share based compensation expenses	6,510,817	9,055,170	17,252,186	25,730,233
Non-GAAP net income attributable to TAL Education Group	$16,095,427	$22,680,631	$109,271,474	$108,332,107

Net income per ADS
Basic	$0.12	$0.17	$1.15	$1.02
Diluted	0.12	0.16	1.07	0.94

Non-GAAP Net income per ADS
Basic	$0.20	$0.28	$1.37	$1.34
Diluted	0.19	0.26	1.26	1.21

ADSs used in calculating net income per ADS
Basic	80,011,219	81,426,262	79,957,924	81,128,340
Diluted	82,635,316	86,179,669	91,178,991	94,233,029

ADSs used in calculating Non-GAAP net income per ADS
Basic	80,011,219	81,426,262	79,957,924	81,128,340
Diluted	82,635,316	94,929,536	91,178,991	94,233,029